26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

VIA EDGAR

August 26, 2020

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jessica Livingston / Michael Clampitt

Re:	Lion Group Holding Ltd. Registration Statement on Form F-1 Filed August 3, 2020 File No. 333-240292

Dear Ms. Livingston and Mr. Clampitt:

On behalf of Lion Group Holding Ltd. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 13, 2020, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on August 3, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement on Form F-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1 filed August 3, 2020

Prospectus Cover Page, page i

1.	Noting the significant proceeds to be received from the exercise of the warrants, revise to include a "Use of Proceeds" section and include the disclosures required by Regulation S-K Item 504.

In response to the Staff’s comment, the Company has included the requested disclosure on page 36 of the Revised Registration Statement as requested.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:  Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Michael D. Rackham6 | Tzi Yang Seow7 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

U.S. Securities & Exchange Commission

August 26, 2020

Selling Shareholders, page 83

2.	Footnotes (1) through (3) disclose holdings of shares and warrants that appear to exceed those contained in the Securities Purchase Agreement filed as Exhibit 10.1. Please revise or reconcile for the staff. In addition, revise/update Part II, Item 7. Recent Sales, as applicable.

In response to Staff’s comments, the Company has revised the disclosure on pages 84-85 and II-1 of the Revised Registration Statement as requested.

General

3.	We note that you are registering 3,500,000 Class A Ordinary Shares represented by ADSs for resale by certain investors who entered into a securities purchase agreement dated August 1, 2020 and including 1,333,334 Class A Ordinary Shares issuable upon the exercise of PIPE warrants at $3.00 per ADS. We also note the number of non-affiliate shares appears to be approximately 2 million shares. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4).

If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction, why the offering is not an indirect primary offering and provide us an analysis as to why the selling shareholders are not acting as underwriters. For guidance please refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's website and include in your response an analysis of each of the six factors outlined therein. As part of your response, please provide us the current number of shares held by non-affiliates. Note that we may have additional comments on your analysis and may request additional disclosure upon review of your response. Alternatively, please consider reducing significantly the number of shares of common stock that you are registering for resale.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering, but is a valid secondary offering by or on behalf of the Selling Shareholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended.

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the Selling Shareholders in a secondary offering.

U.S. Securities & Exchange Commission

August 26, 2020

In Interpretation 612.09 (the “Interpretation”) of the Staff’s Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in the Interpretation is discussed below. Based on an analysis of the specific factors listed in the Interpretation and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

(A) How long the selling shareholders have held the shares

The Company entered into the securities purchase agreement on August 1, 2020 (the “Securities Purchase Agreement”) by and among Greentree Financial Group, Inc. and such other parties identified therein (each an “Investor”, collectively, the “Investors”). Pursuant to the Securities Purchase Agreement, the Investors committed to purchase from the Company and the Company agreed to issue ADSs over multiple tranches within a certain period of time.

Generally, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company. However, the Company notes that there is no mandatory holding period for a private investment in public equities (“PIPE”) transaction, such as the transaction the Company entered into with the Securities Purchaser Agreement, to be characterized as a private placement. As noted by the Staff in C&DI Question 139.11, a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

U.S. Securities & Exchange Commission

August 26, 2020

As the interpretation states a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Furthermore, because the purchase price has already been agreed upon and the purchase of the Company’s ADSs is no longer within the discretion of the Investors, they bear the investment risk of holding all of these securities to be issued under the Securities Purchase Agreement, the same as if the securities had already been issued. The Investors participated in the private placement with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased the Company’s ADSs with the intent to invest, rather than to effect a distribution, as an underwriter would have.

(B) The circumstances under which the selling shareholders received their shares

3,500,000 Class A Ordinary Shares represented by ADSs (including 1,333,334 Class A Ordinary Shares issuable upon the exercise of PIPE warrants at $3.00 per ADS) being registered for resale were or will be issued and sold to the Investors in an arm’s-length private placement transaction, pursuant to a Securities Purchase Agreement that was vigorously negotiated, including the engagement of legal counsels by both the Company and the Investors, and which complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, the Company will not receive any proceeds from the resale of these securities by the Investors. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each of the Investors specifically represented to the Company, as set forth in Section 11 of the Securities Purchase Agreement, that it is acquiring the securities for its own account and not with a view towards distribution, and it has no contract, arrangement or understanding with any broker, finder, investment bank, financial intermediary or similar agent with respect to any of the transactions contemplated by the Securities Purchase Agreement.

U.S. Securities & Exchange Commission

August 26, 2020

(C) Selling shareholders’ relationship with the Company

The Investors had no relationship with the Company other than as an investor in the Company. Each of the Investors has indicated to the Company that neither it nor any of its affiliates has held any position or office or has had any other material relationship with the Company in the past three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Registered Shares by the Investors under the Amendment is a secondary offering and not a primary offering.

(D) The amount of shares being registered

The number of shares being registered is 3,500,000 Class A Ordinary Shares, including 1,333,334 Class A Ordinary Shares issuable upon the exercise of PIPE warrants at $3.00 per ADS, representing approximately 18.6% of the 18,849,176 ordinary shares issued and outstanding ordinary shares. Further, the warrants issued to each of the Investors contain a provision preventing the Investors from exercising any warrants if it would result in such investor holder more than 9.9% of the Company’s issued and outstanding common shares. As of the date of this response letter, a total of 6,866,712 Class A Ordinary Shares, represented by ADSs, were held by non-affiliates of the Company, including 1,882,574 that are unrestricted and freely tradable.

(E) Whether the selling shareholders are involved in the underwriting business

To our knowledge, none of the Investors are involved in the underwriting business.

(F) Whether the selling shareholders act as conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investors are not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at david.zhang@kirkland.com or by telephone at +852-3761-3318, or Ben James at ben.james@kirkland.com, or by telephone at +852-3761-3412.

Sincerely,

/s/ David T. Zhang

cc:	Jian Wang, Chairman of the Board